SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC


In the matter of                             CERTIFICATE OF
Kansas City Power & Light Company, et al.    NOTIFICATION
File No. 70-9861

         Public Utility Holding Company Act of 1935

Kansas City Power & Light Company hereby submits on behalf of itself and Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("GPE"), and certain of GPE's subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935
(the "Act") and the Commission's Order dated September 7,
2001, in the above docket (HCAR 27436) (the "Order").  This
Certificate reports activity for the calendar quarter ended
December 31, 2001. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1. The sales of any Common Stock by GPE and the purchase price per share and the market price per share at the date of the agreement of sale:

     N/A

2. The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

     N/A

3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

     N/A

4.   The amount and terms of any long-term debt, Preferred
Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by GPE:

     A.   During the fourth quarter of 2001, KCP&L issued
          $150 million fixed rate senior notes due November
          15, 2001.  The notes bear interest at 6.5%. (U-6B-
          2 filed, see section 10 below.)

     B. On October 1, 2001, in connection with the reorganization into a holding company structure, GPE exchanged, on a share-for-share basis, the outstanding preferred stock of KCPL with equivalent series of GPE preferred stock. The shares issued in exchange are:

          100,000 shares of 3.80% cumulative preferred stock 100,000 shares of 4.50% cumulative preferred stock 70,000 shares of 4.20% cumulative preferred stock 120,000 shares of 4.35% cumulative preferred stock

5. The amount and terms of any Short-term Debt issued by GPE or KCPL during the quarter:

     A. GPE entered into a short term, revolving loan facility with Bank One for $110 million (increased to $129 million on December 26, 2001) due 2-28-02. The revolving note bears interest at the eurodollar rate plus 1%. Actual outstandings under the facility at 12-31-01 was $124 million, with an average interest rate of 3%

     B.   Commercial paper issued through Bank One, Merrill
          Lynch, and Citibank during the fourth quarter totaled
          $21 million at an average interest rate of  2.12%.

6. The name of the guarantor and of the beneficiary of any GPE Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:


						   TERM	       TERM
     PARENT           SUBSIDIARY       AMOUNT      START        END   PURPOSE
----------------- ------------------- ----------- --------   -------- --------
Great Plains      R.S. Andrews        $22,000,000 10/25/01   10/25/02 credit
Energy (Note 1)   Enterprises, Inc.                                   support

Great Plains      KLT Investments     $0          10/1/01    various  credit
Energy (Note 2)   Inc.                                                support

Subsidiaries of   R.S. Andrews        $2,000,000  10/25/01   10/25/02 credit
R.S. Andrews      Enterprises, Inc.                                   support
Enterprises, Inc.
(Note 1)

KLT Inc. (Note 3) Strategic Energy    $4,000,000  10/2/01    11/30/01 credit
                  L.L.C.                                              support

KLT Inc. (Note 3) Strategic Energy    $1,000,000  10/11/01   9/30/02  credit
                  L.L.C.                                              support

KLT Inc. (Note 3) Strategic Energy    $500,000    10/22/01   9/30/02  credit
                  L.L.C.                                              support

KLT Inc. (Note 4) Strategic Energy    $4,612,655  10/31/01   10/31/02 credit
                  L.L.C.                                              support

KLT Inc. (Note 4) Strategic Energy    $1,500,000  12/31/01   12/31/02 credit
                  L.L.C.                                              support

KLT Inc. (Note 4) Strategic Energy    $2,750,000  10/24/01   10/24/02 credit
                  L.L.C.                                              support

KLT Inc. (Note 4) Strategic Energy    $2,000,000  10/29/01   10/29/02 credit
                  L.L.C.                                              support

KLT Inc. (Note 4) Strategic Energy    $500,000    11/13/01   11/13/02 credit
                  L.L.C.                                              support

KLT Inc. (Note 4) Strategic Energy    $5,000,000  12/22/01   12/22/02 credit
                  L.L.C.                                              support

KLT Inc. (Note 4) Strategic Energy    $360,000    12/31/01   12/31/02 credit
                  L.L.C.                                              support

KLT Inc. (Note 5) Strategic Energy    $3,000,000  12/18/01   3/31/02  credit
                  L.L.C.                                              support


Note 1: In connection with a Third Amendment to Credit Agreement between R.S. Andrews Enterprises, Inc. ("RSAE") and LaSalle Bank National Association, dated as of October 25, 2002, which, among other things, increased the maximum available credit from $20 million to $22 million, GPE and RSAE entered into a Support Agreement of even date. Under the Support Agreement, GPE agreed, in the event RSA is unable to make timely payment of interest or principal under the Credit Agreement, to provide such funds to RSA either as equity or a subordinated loan. The amount shown for this GPE guaranty is the maximum available credit of $22 million under the LaSalle Bank credit agreement.

The subsidiaries of RSA jointly issued a guaranty, dated as of March 17, 2000, of RSAE's obligations under the Credit Agreement, as amended, and reaffirmed that guaranty and the Security Agreement by instrument dated as of October 25, 2001. The increase of $2 million in maximum available credit is shown as the subsidiaries' issuance of credit support in the fourth quarter of 2001. The subsidiaries on the guaranty are: RSA Services Termite & Pest Control, Inc., Premier Service Systems, Inc., R.S. Andrews Enterprises of Alabama, Inc., R.S. Andrews Enterprises of Charleston, Inc., R.S. Andrews Enterprises of Columbus, Inc., R.S. Andrews Enterprises of Dallas, Inc., R.S. Andrews Enterprises of Kansas, Inc., R.S. Andrews Enterprises of South Carolina, Inc., R.S. Andrews Enterprises of Tennessee, Inc., R.S. Andrews Enterprises of Topeka, Inc., R.S. Andrews Enterprises of Virginia, Inc., R.S. Andrews of Chattanooga, Inc., R.S. Andrews of DeSoto, Inc., R.S. Andrews of Fairfax, Inc., R.S. Andrews of Florida, Inc., RSA Services of Florida, Inc., R.S. Andrews of Grand Prairie, Inc., R.S. Andrews of Grapevine, Inc., R.S. Andrews of Jonesboro, Inc., R.S. Andrews of Maryland, Inc., R.S. Andrews of Orlando, Inc., R.S. Andrews of Palm Beach, Inc., R.S. Andrews of Sacramento, Inc., R.S. Andrews Services, Inc., R.S. Andrews Showcase of Atlanta, Inc., R.S. Andrews of Stuart I, Inc., R.S. Andrews of Stuart II, Inc., R.S. Andrews of Tidewater, Inc., R.S. Andrews of Vero Beach, Inc., and R.S. Andrews of Wilmington, Inc.

Note 2: In connection with the holding company reorganization, certain agreements entered into between Kansas City Power & Light Company ("KCPL") and KLT Investments Inc., relating to various third-party loans incurred by KLT Investments Inc. were as of October 1, 2001, amended to, among other things, substitute GPE for KCPL in such agreements. Such agreements prevent GPE from taking certain actions, including merging KLT Investments, dissolving or causing the dissolution of KLT Investments, and withdrawing any amounts from KLT Investments if, after such withdrawal, KLT Investments would not be in compliance with certain minimum net worth and cash balance requirements. KLT Investments may be required by the lenders to repay loans in the event GPE ceases to own at least 80% of the stock of KLT Investments, or in the event a credit rating of GPE senior debt becomes less than investment grade. GPE does not guaranty repayment of such loans (aggregating approximately $31.1 million in outstanding principal amount as of December 31, 2001), and lists these agreements to the extent that GPE's agreement to not take certain actions might be construed to constitute guarantees.

Note 3:   Letters of credit issued on behalf of Strategic
Energy, L.L.C. during the fourth quarter of 2001 guaranteed by KLT Inc.

Note 4: Surety bonds issued on behalf of Strategic Energy, L.L.C. during the fourth quarter of 2001 pursuant to a General Agreement of Indemnity issued by KLT Inc. and
Strategic Energy, L.L.C., in favor of Federal Insurance
Company, dated as of February 21, 2001.

Note 5:   Contract guarantee.

7. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

     N/A

8.   The notional amount and principal terms of any Interest
Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

     N/A

9. The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

     N/A

10. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

     U-6B-2 filed by GPE and R.S. Andrews Enterprises, Inc., dated November 5, 2001

     U-6B-2 filed by KCPL, dated November 26, 2001

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including GPE, that has engaged in any jurisdictional financing transactions during the quarter:

     The consolidated balance sheets of GPE and KCPL are incorporated by reference to current report on form
     10-K dated 2-26-02 in File No. 000-33207

     Balance sheets for KLT Inc. and R.S. Andrews
     Enterprises, Inc. are being filed confidentially pursuant to Rule 104.

                      S I G N A T U R E

      Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2002.

                        Kansas City Power & Light Company

                        By:   /s/Neil Roadman
			      Neil Roadman
                              Controller